Cusip No. 30303M 102	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Facebook, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000006 per share

(Title of Class of Securities)

30303M 102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30303M 102	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only) Mark Zuckerberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 410,497,115 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 377,901,839 (2)(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,497,115 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.7% (2)(4)(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 30303M 102	13G	Page 3 of 7

(1)

Consists of (i) 5,676,058 shares of Class B Common Stock held of record by Mark Zuckerberg, Trustee of the Mark Zuckerberg Trust dated July 7, 2006, (ii) 11,398,356 shares of Class A Common Stock and 1,908,602 shares of Class B Common Stock held of record by Mark Zuckerberg, Trustee and Settlor of the Chan Zuckerberg Foundation, (iii) 206,000 shares of Class A Common Stock held of record by Chan Zuckerberg Advocacy, (iv) 254,066 shares of Class A Common Stock held of record by Mark Zuckerberg, Trustee of The Mark Zuckerberg 2014 GRAT No. 2 dated May 8, 2014, (v) 319,631 shares of Class A Common Stock held of record by Mark Zuckerberg, Trustee of The Mark Zuckerberg 2014 GRAT No. 3 dated May 8, 2014, (vi) 358,139,126 shares of Class B Common Stock held of record by CZI Holdings, LLC and (vii) 32,595,276 shares of Class B Common Stock held by other stockholders, over which, under all but certain limited circumstances, Mark Zuckerberg (the “Reporting Person”) holds an irrevocable proxy, pursuant to voting agreements between the Reporting Person, the Issuer, and such stockholders.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(3)

Consists of (i) 5,676,058 shares of Class B Common Stock held of record by Mark Zuckerberg, Trustee of the Mark Zuckerberg Trust dated July 7, 2006, (ii) 11,398,356 shares of Class A Common Stock and 1,908,602 shares of Class B Common Stock held of record by Mark Zuckerberg, Trustee and Settlor of the Chan Zuckerberg Foundation, (iii) 206,000 shares of Class A Common Stock held of record by Chan Zuckerberg Advocacy, (iv) 254,066 shares of Class A Common Stock held of record by Mark Zuckerberg, Trustee of The Mark Zuckerberg 2014 GRAT No. 2 dated May 8, 2014, (v) 319,631 shares of Class A Common Stock held of record by Mark Zuckerberg, Trustee of The Mark Zuckerberg 2014 GRAT No. 3 dated May 8, 2014, and (vi) 358,139,126 shares of Class B Common Stock held of record by CZI Holdings, LLC.

(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 2,386,478,277 shares of Class A Common Stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, and (ii) 398,319,062 shares of Class B Common Stock beneficially owned by the Reporting Person (which number includes the shares of Class B Common Stock held by other stockholders, over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy as set forth in footnote “(1)” immediately above) . The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(5)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 468,455,860 shares of Class B Common Stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, including the 398,319,062 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(4)” immediately above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 30303M 102	13G	Page 4 of 7

Item 1(a)	Name of Issuer:

Facebook, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1601 Willow Road, Menlo Park, California 94025

Item 2(a)	Name of Person Filing:

Mark Zuckerberg

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of Mark Zuckerberg is: c/o Facebook, Inc. 1601 Willow Road, Menlo Park, California 94025

Item 2(c)	Citizenship:

Mark Zuckerberg - United States

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.000006 per share

Item 2(e)	CUSIP No.:

30303M 102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

410,497,115 (1)(2)

(b) Percent of class:

14.7% (2)(3)(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

410,497,115 (1)(2)

CUSIP No. 30303M 102	13G	Page 5 of 7

(ii) Shared power to vote or to direct the vote:

None.

(iii) Sole power to dispose or to direct the disposition of:

377,901,839 (2)(5)

(iv) Shared power to dispose of or direct the disposition of:

None.

(1)

Consists of (i) 5,676,058 shares of Class B Common Stock held of record by Mark Zuckerberg, Trustee of the Mark Zuckerberg Trust dated July 7, 2006, (ii) 11,398,356 shares of Class A Common Stock and 1,908,602 shares of Class B Common Stock held of record by Mark Zuckerberg, Trustee and Settlor of the Chan Zuckerberg Foundation, (iii) 206,000 shares of Class A Common Stock held of record by Chan Zuckerberg Advocacy, (iv) 254,066 shares of Class A Common Stock held of record by Mark Zuckerberg, Trustee of The Mark Zuckerberg 2014 GRAT No. 2 dated May 8, 2014, (v) 319,631 shares of Class A Common Stock held of record by Mark Zuckerberg, Trustee of The Mark Zuckerberg 2014 GRAT No. 3 dated May 8, 2014, (vi) 358,139,126 shares of Class B Common Stock held of record by CZI Holdings, LLC and (vii) 32,595,276 shares of Class B Common Stock held by other stockholders, over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy, pursuant to voting agreements between the Reporting Person, the Issuer, and such stockholders.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Item 4(a) by (b) the sum of (i) 2,386,478,277 shares of Class A Common Stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, and (ii) 398,319,062 shares of Class B Common Stock beneficially owned by the Reporting Person (which number includes the shares of Class B Common Stock held by other stockholders, over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy as set forth in footnote “(1)” immediately above). The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. There were 468,455,860 shares of Class B Common Stock outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, including the 398,319,062 shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in footnote “(3)” immediately above. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

(5)

Consists of (i) 5,676,058 shares of Class B Common Stock held of record by Mark Zuckerberg, Trustee of the Mark Zuckerberg Trust dated July 7, 2006, (ii) 11,398,356 shares of Class A Common Stock and 1,908,602 shares of Class B Common Stock held of record by Mark Zuckerberg, Trustee and Settlor of the Chan Zuckerberg Foundation, (iii) 206,000 shares of Class A Common Stock held of record by Chan Zuckerberg Advocacy, (iv) 254,066 shares of Class A Common Stock held of record by Mark Zuckerberg, Trustee of The Mark Zuckerberg 2014 GRAT No. 2 dated May 8, 2014, (v) 319,631 shares of Class A Common Stock held of record by Mark Zuckerberg, Trustee of The Mark Zuckerberg 2014 GRAT No. 3 dated May 8, 2014, and (vi) 358,139,126 shares of Class B Common Stock held of record by CZI Holdings, LLC.

CUSIP No. 30303M 102	13G	Page 6 of 7

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

MARK ZUCKERBERG

/s/ Mark Zuckerberg
Name: Mark Zuckerberg